Proactive Fintech LLC

(a Utah Limited Liability Company)

Audited Consolidated Financial Statements

Period of January 1, 2019 through

December 31, 2020

Audited by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Proactive Fintech LLC

Table of Contents

TaxDrop

Independent Auditor's Report

January 12, 2022
To: Board of Directors of Proactive Fintech LLC
Attn: Jay Anderton, CEO
Re: 2020 and 2019 Financial Statement Audit – Proactive Fintech LLC

Report on the Audit of the Consolidated Financial Statements

Opinion
We have audited the consolidated financial statements of Proactive Fintech LLC, which comprise the consolidated balance sheets as of December 31, 2020 and December 31, 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Proactive Fintech LLC as of December 31, 2020 and December 31, 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Proactive Fintech LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Proactive Fintech LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Proactive Fintech LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Proactive Fintech LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
January 12, 2022

Proactive Fintech LLC

CONSOLIDATED BALANCE SHEET
Years Ended December 31, 2020 and December 31, 2019
(Audited)

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	701,725	$	462,810
Deposits with vendors		-		10,000
Total Current Assets		**701,725**		**472,810**
Property and Equipment				
Furniture & equipment		10,051		8,678
Less: accumulated depreciation		(6,274)		(3,382)
Net Property and Equipment		**3,778**		**5,296**
Non-Current Assets				
Internal software development		1,442,592		675,015
Non-current notes receivable		601,433		164,086
Right-of-use lease asset		71,835		94,122
Security deposit		3,486		3,486
Total Other Assets		**2,119,345**		**936,709**
Total Assets	**$**	**2,824,848**	**$**	**1,414,815**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts payable	$	62,153	$	22,783
Payroll liabilities		39,361		18,073
Current portion of lease liability		38,251		38,251
Current Portion notes payable to members		20,000		82,016
Total Current Liabilities		**159,765**		**161,123**
Long-Term Liabilities				
Notes payable to members, net of current portion		24,340		0
Convertible note		35,964		0
Lease liability, net of current portion		37,270		58,873
Unearned revenue		228,762		36,527
Total Long-Term Liabilities		**326,336**		**95,400**
Total Liabilities		**486,102**		**256,523**
Members' Equity		2,338,746		1,158,292
Member's equity		4,590,532		2,591,585
Retained Earnings (accumulated deficit)		(1,433,293)		(808,244)
Net Income		(818,492)		(625,050)
Total Stockholders' Deficit		**2,338,746**		**1,158,292**
Total Liabilities and Members' Equity	**$**	**2,824,848**	**$**	**1,414,815**

Proactive Fintech LLC
CONSOLIDATED INCOME STATEMENT
Years Ended December 31, 2020 and December 31, 2019
(Audited)

	2020	**2019**
Revenues	16,967	-
Operating Expenses		
Advertising and marketing	205,194	133,548
Professional fees	288,547	160,634
Depreciation Expense	2,892	2,893
General and Admin Expenses	296,808	286,170
Payroll and related taxes	68,671	7,849
Rent	38,251	38,251
Total Operating Expenses	**900,364**	**629,345**
Operating Income (Loss)	(883,397)	(629,345)
Other Income		
Interest income	10,305	1,095
Sublease revenue	2,400	3,200
Paycheck protection program loan forgiveness	52,200	-
Total Other Income	64,905	4,295
Net Income (Loss)	**(818,492)**	**(625,050)**

Proactive Fintech LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For Years Ending December 31, 2020 and December 31, 2019
(Audited)

	Member Units	Members Contributions	Retained Earnings (Accumulated Deficit)	Total Members' Equity
Balance as of December 31, 2018	**178,646**	**$ 1,228,067**	**$ (808,244)**	**$ 419,823**
Issuance of Member Units	36,967	1,363,519	-	1,363,519
Net Income	-	-	(625,050)	(625,050)
Balance as of December 31, 2019	**215,613**	**2,591,585**	**(1,433,293)**	**1,158,292**
Issuance of Member Units	758,348	1,998,946	-	1,998,946
Net Loss	-	-	(818,492)	(818,492)
Balance as of December 31, 2020	**973,960**	**$ 4,590,532**	**$ (2,251,786)**	**$ 2,338,746**

Proactive Fintech LLC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and December 31, 2019
(Audited)

	2020		2019	
Cash Flows from Operating Activities				
Net Income (Loss)	$	**(818,492)**	$	**(625,050)**
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and Amortization		2,892		2,893
Right-of-use asset and lease liability		684		2,251
Paycheck protection program loan forgiveness		(52,200)		-
Changes in operating assets and liabilities:				
(Increase) Decrease in deposits with vendors		10,000		-
Increase (Decrease) in accounts payable		39,370		22,783
Increase (Decrease) in payroll liabilities		21,288		8,771
Increase (Decrease) in unearned revenue		192,235		36,527
Net cash provided by (used in) operating activities		**(604,222)**		**(551,824)**
Cash Flows from Investing Activities				
Capital expenditures		(1,374)		1,014
Internal software development		(767,577)		(432,172)
Net cash used in investing activities		**(768,950)**		**(431,158)**
Cash Flows from Financing Activities				
Paycheck protection program borrowings		52,200		-
Notes payable borrowings and repayments		(1,712)		(37,326)
Proceeds from Sale of Stock		1,561,600		1,320,451
Net cash used in financing activities		**1,612,088**		**1,283,125**
Net change in cash and cash equivalents		**238,915**		**300,143**
Cash and cash equivalents at beginning of period		462,810		172,667
Cash and cash equivalents at end of period	**$**	**701,725**	**$**	**472,810**

PROACTIVE FINTECH, LLC
NOTES TO AUDITED CONSOLDIATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

ProActive Fintech LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Utah as a Limited Liability Company on June 16, 2015. The Company develops financial budgeting, cash management apps, and financial education courses. The Company's headquarters are in Pleasant Grove, Utah. The company began operations in 2015.

The Company's products are financial budgeting, cash management apps and financial education courses, namely, Qube Money Basic, Qube Money Premium, Qube Money Family, and Qube Masters. The Company's principal market is lower-middle to upper-middle income individuals and families across the United States.

The Company owns two subsidiaries with limited operating activity. Qube Masters LLC, a Utah Limited Liability Company, was formed on January 14, 2020. Qube Money LLC, a Utah Limited Liability Company, was formed on January 8, 2020.

Since Inception, the Company has relied on contributions from owners, and securing loans to fund its operations. As of December 31, 2020, the Company has been operating on a loss since inception, as these matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a WeFunder crowdfunding campaign (see Note 9), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for depreciation and amortization, refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times,

the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses associated to balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and December 31, 2019, the Company had cash totaling $701,725 and $462,810, respectively. On December 31, 2019, the Company separately had a deposit with a payment platform totaling $10,000, required as a minimum account balance.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company has not yet begun any sales. The Company had no trade receivables as of December 31, 2020 and December 31, 2019.

Fixed Assets

Property and equipment exist in the form of equipment and furniture and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation is eliminated, and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2020 and December 31, 2019.

Intangible Assets

In developing assumptions about the renewal or extension used to determine the useful life of intangible assets, the Company first considers its own historical experience in renewing or extending similar arrangements. These assumptions are adjusted for entity-specific factors. In the absence of that experience, the Company considers the assumptions that market participants would use about renewal or extension, adjusted for entity-specific factors. Costs incurred to renew or extend the term of a recognized intangible asset are expensed as incurred in accordance with ASC 985-20-25-6.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

PROACTIVE FINTECH, LLC
NOTES TO AUDITED CONSOLDIATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company has elected to be taxed as a partnership with the Internal Revenue Service (IRS). Therefore, no provision for income tax expense is recorded. Instead, the net income for the Company flows through to its members and is taxed their individual income tax returns.

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the IRS under the statute of limitations for a period of three years from the date it is filed.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. During 2019 and 2020 the Company sold lifetime memberships to customers. Customers have 30 days to cancel membership for a full refund. After 30 days, no refund is available. The Company anticipated the average lifetime customer to last 5 years, over which revenue will be gradually recognized. Additionally, the Company entered an incentive revenue contract with Visa and received $100,000, of which will need to be refunded if cumulative Visa payments do not equal or exceed $525,000,000. The contract also provided marketing incentive of $50,000 per year in incentive revenue for up to 5 years, where revenue is gradually recognized over 12 months. As of December 31, 2020, the Company had fulfilled recognition requirements for Visa revenues totaling $16,967.

During 2019 and through June 30, 2021, the Company sold Lifetime memberships to Qube Money - Premium and Qube Money - Family which net sales totaled $143,453.87. No warranties are sold with the product, either separately or combined, except the general product's working condition and customer's access to the online software programs. Management estimates the average lifespan of lifetime customer product usage to be 5 years and estimates the annual warranty cost to maintain the software to be $294,729, or a total of $1,473,646 over the 5 year estimated warranty term. Economies of scale are expected to significantly reduce the cost per customer going forward. No other warranty performance requirements exist outside of software maintenance. The terms of the warranty for Lifetime users do not have an ending date for customer's access to the product. The maximum potential future costs of warranty compliance is limited to the cost of refunding all Lifetime customers as warranty liabilities are limited to corresponding revenue (See Note 7 – Contracts with Customers and Revenue Recognition).

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

Advertising expenses consist of media, production, and other costs related to digital advertising, catalog mailings and other direct marketing activities. All advertising costs are expensed as incurred, or upon

PROACTIVE FINTECH, LLC
NOTES TO AUDITED CONSOLDIATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

the release of the initial advertisement. Such costs approximated $205,194 and $133,548, respectively, for the years ended December 31, 2020 and December 31, 2019.

Compensated Absences

As of December 31, 2020, employees of the Company were not entitled to paid vacation, paid sick days, and personal days off. However, beginning July 1, 2021 depending on job classification, length of service, and other factors, employees will begin to accrue paid vacation, paid sick days, and personal days off. It is impracticable to estimate the amount of compensation for future absences; therefore, no liability will be recorded in the financial statements. The company's policy is to recognize the costs of compensated absences when actually paid to employees.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCENTIVE UNIT COMPENSATION/NOTES RECEIVABLE

In 2018, the Company adopted a 2018 Equity Incentive Plan (the "Plan"). In exchange of services to the Company equity was provided to certain individuals, with a vesting period of 4 years total. As units are vested, compensation expense is recognized on the income statement. Unvested units are represented as notes receivable on the balance sheets.

Notes receivables are reported at fair value for increased accuracy. The notes are discounted with an imputed interest rate of 10% as determined by management. Unearned discounts on installment loans are recognized as interest revenue over the term of the notes, using the interest method. Management estimates that no provision for loan losses is

necessary. Costs for securing notes receivable are so minimal that, rather than capitalizing and amortizing them over the term of the note, they are expensed as incurred. All items eligible for fair value reporting are reported at fair value.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

NOTE 4 – LOANS

In the ordinary course of business, the Company has and expects to continue to have transactions, including borrowings, with its officers, directors, unitholders, and their affiliates. In the opinion of management, such transactions were on the same terms as those prevailing at the time of comparable transactions with other persons (except for the lack of an interest charge which is discounted with an imputed interest rate of 10%) and did not involve more than a normal risk of collectability or present any other unfavorable features to the Company.

Promissory notes

In 2016, the Company issued a promissory note to Rajiv Jain of Thinksys Inc. for $60,337. The note bears interest at 6% per annum. During 2020 the note was paid in full. The outstanding loan balance on December 31, 2020 and 2019 was $0 and $50,130, respectively.

In 2016, a member loaned the Company $30,000. The loan was set to mirror a personal loan the member obtained. The loan bears interest at 18.99% and requires monthly payments of $654 until maturity in February 2023. During 2020 the loan was paid in full. The outstanding loan balance on December 31, 2020 and 2019 was $0 and 24,612, respectively.

In 2016, a member loaned the Company $15,000. The loan was set to mirror a personal loan the member obtained. The loan bears interest at 11.25% and requires monthly payments of $328 until maturity in January 2021. During 2020 the loan was paid in full. The outstanding loan balance on December 31, 2020 and 2019 was $0 and 5,258, respectively.

In 2016, a member advanced funds to the Company for business startup costs. The advance had no repayment terms and was non-interest bearing During 2020 the advance was paid in full. The outstanding advance balance on December 31, 2020 and 2019 was $0 and 2,016, respectively.

Convertible Notes

In December 2020, the Company issued a $50,000 convertible note due December 21, 2025. The convertible note accrues simple interest at 8% if it does not convert prior to the maturity date. The CN is automatically convertible into preferred units on the completion of an equity offering no less than $20,000,000. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a dividing $76,000,000 by the aggregate number of units outstanding immediately prior to the consummation of the next financing. No conversions have occurred as of December 31, 2020. As of December 31, 2020, the Company had $43,464 in convertible notes outstanding and $7,500 conversion discount.

Paycheck Protection Program loan

During 2020, the company received a Paycheck Protection Program loan from the Small Business Administration, in the amount of $52,200. This loan is forgivable if certain conditions are met over an 8 or 24 week covered period and the loan proceeds are used to pay for qualified expenses. As of December 31, 2020, the loan has been forgiven and is recognized as gain on debt extinguishment.

NOTE 5 – EQUITY

Member Units

In August of 2020, the Company effected a 4 for 1 Common Unit split. To affect the split, the Company's authorized Common Units were increased from 242,179 to 968,716 shares.

NOTE 6 – LEASE AGREEMENTS

The Company entered into a 3-year lease contract from September 15, 2018 through September 14, 2021 with an option to renew for 24 months. To account for this operating lease, the Company has elected early adoption of ASU's 2016-02, 2018-01, 2018-10, and 2018-11 which reports a Lease Right-of-use (ROU) asset and a corresponding Lease Liability on the balance sheet at the present value of the sum of minimum rental payments. Lease terms include $625 of common area maintenance (CAM) fees which are expenses as incurred. Since the lessor discount rate is not determined, the Company used the incremental borrowing rate of 10% to discount future cash flows to fair value and used the interest rate method to amortize the cost over the lease term. The Company elects to use the practical expedient, using hindsight to determine the lease term of 5 years. The Company's office space is 2,500 square feet which is charged the following rates for years 1-5: $14.40, $14.84, $15.28, $15.75, and $16.22, respectively.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020 and December 31, 2019.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and has established a presence and operations in the United States, however the Company has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

App Development

The Company has been developing their primary app since 2017, with the current version being developed in October 2019. The app was given to Beta testers in June 2020 and was launched in January 2021. The Company launched Qube Money Basic in January 2021, and Qube Money Premium in July 2021.

Convertible Note Issuances

The Company has issued 14 convertible notes in 2021 of up to $1,790,000, with maturity dates in 2026. The Notes are due on the maturity dates with an accrued interest if the Notes do not convert prior to the maturity date. The Notes

PROACTIVE FINTECH, LLC
NOTES TO AUDITED CONSOLDIATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

are automatically convertible into preferred units on the completion of an equity offering no less than $20,000,000. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a dividing $76,000,000 by the aggregate number of units outstanding immediately prior to the consummation of the next financing.

The Company is also expected to receive $2,000,000 from an investor in Thailand, as the wire is currently in the process of going through an anti-money laundering protocol.

Anticipated Crowdfunded Offering

The Company is starting a crowding funding campaign through WeFunder. The Company is attempting to raise a target amount of $5,000,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. As of January 13, 2022, the Company has raised on $527,784 from 204 investors.

Management's Evaluation

Management has evaluated subsequent events through January 12, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.